UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on February 27, 2025: Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2024.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the succeeding two paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: February 27, 2025	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Reports Results for the Year and Quarter Ended December 31, 2024

Maroussi, Athens, Greece – February 27, 2025 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, reported the following results for the three-month period and full year ended December 31, 2024.

Fourth Quarter 2024 Financial Highlights:

•

Total net revenues of $53.3 million. Net income of $24.4 million or $3.51 and $3.49 earnings per share basic and diluted, respectively. Adjusted net income1 for the period was $23.3 million or $3.35 and $3.33 per share basic and diluted.

•

An average of 23.0 vessels were owned and operated during the fourth quarter of 2024 earning an average time charter equivalent rate of $26,479 per day.

•

Declared a quarterly dividend of $0.65 per share for the fourth quarter of 2024 payable on or about March 18, 2024 to shareholders of record on March 11, 2025 as part of the Company’s common stock dividend plan.

•

As of February 27, 2025, the Company has repurchased 425,449 of our common stock in the open market, representing about 6% of the outstanding shares, for a total of about $9.24 million, under the share repurchase plan of up to $20 million announced in May 2022.

Full Year 2024 Highlights:

•

Total net revenues of $212.9 million. Net income of $112.8 million or $16.25 and $16.20 earnings per share basic and diluted, respectively. Adjusted net income1 for the period was $103.5 million or $14.92 and $14.87 per share basic and diluted, respectively.

•

Adjusted EBITDA1 was $135.8 million.

•

An average of 21.73 vessels were owned and operated during 2024, earning an average time charter equivalent rate of $28,054 per day.

Recent developments

On January 3, 2025, the Company announced its intent to spin-off the Company’s older three vessels, M/V Aegean Express, M/V Diamantis P and M/V Joanna, into a separate company, Euroholdings Ltd. (“Euroholdings”), which has applied for listing on the NASDAQ Capital Market. The Company contributed the three vessel owning companies to Euroholdings on January 8, 2025 in exchange for 100% of the shares of Euroholdings. The company, as the sole shareholder of Euroholdings, intends to distribute to its shareholders of record date March 7, 2025 all its Euroholdings shares. Shareholders of the Company will receive on March 17, 2025 one common share of Euroholdings for every 2.5 shares of the Company’s common stock owned on the record date.  Although the regulatory clearance and exchange listing processes are nearly finalized, there can be no assurance that the spin-off transaction will ultimately occur or, if it does occur, what its structure, terms or timing will be.

1 Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under U.S. GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

On January 7 and 8, 2025, the Company took delivery of M/V Dear Panel and M/V Symeon P, respectively, two Eco EEDI Phase 3, 2,800 teu feeder containership newbuildings from Hyundai Mipo Dockyard Co. in South Korea. The vessels are equipped with a Tier III engine and other sustainability linked features including installation of AMP (alternative maritime power). The vessels were financed with a combination of bank debt and own funds. Following their delivery, both vessels commenced a thirty-four to thirty-six months charter at a rate of $32,000/day.

On January 16, 2025, the Company announced that its wholly owned subsidiary, Euroholdings Ltd. (“Euroholdings”) has sold M/V Diamantis P, a 2,008 teu feeder containership vessel, built in 1998, for approximately $13.15 million. The vessel was delivered to its new owners, an unaffiliated third party, on January 15, 2025. As a result of the sale, we recorded a gain of approximately $10.2 million.

Aristides Pittas, Chairman and CEO of Euroseas commented: “During the fourth quarter of 2024, the containership markets broadly maintained their levels with the larger feeders noticeably increasing. Similarly firm levels for containership rates have prevailed so far in 2025 with rates in all feeder and intermediate sectors inching up. This strength in rates is evident in our own fixtures as well, where we managed to book two of our intermediate containerships for three-year contracts at very profitable rates following the spade of fixings we did late last year for three of our newbuilding vessels and two oldest ones.

“Looking at the containership sector one can see challenges ahead due to the high overall orderbook and the prospect of liner companies reverting to using the Suez Canal for their crossings. However, the elevated geopolitical uncertainty which is further augmented by the actions of the new US Administration may not prove negative factors for our industry. Usually shipping thrives on uncertainties and inefficiencies.  Against that backdrop, the new US Administration has introduced or is in the process of introducing tariffs on imports from many of its trading partners and, lately, there is talk about fees being placed on Chinese built or operated ships when calling on US ports. Whilst we believe that it will be difficult for these measures to pass, at least in their currently envisaged form, these changes, if implemented, have the potential to fundamentally change trade both in terms of pattern and volume. Also, if we look at the orderbook in more detail, we can see that it is concentrated on the larger containership sizes with the feeder and intermediate sizes, where our fleet is concentrated, having not only historically low orderbook levels but also a much higher percentage of older ships which are “vulnerable” to the increasingly stricter environmental regulations. This realization that the feeder and intermediate containership fleet will rather decline should provide significant support for rates for our ships despite a possible cascade effect of capacity from larger ships.

“As we have previously explained, we have built and continue to build a strong charterbook. At the same time, we are modernizing our fleet having placed an order for 2 more 4,300teu ships and having decided to spin off our 3 oldest vessels into Euroholdings. We expect our earnings to continue to be strong and our cash reserves to continue increasing. Given the increased liquidity, our Board decided to increase our quarterly dividend to $0.65 per share. We also continue our share repurchase program as despite our revenue and earnings visibility our share price trades at a large discount to our net asse value. And, as always, we remain diligent in identifying accretive investment opportunities and committed to generating further returns to our shareholders.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “Our revenues for the fourth quarter of 2024 are increased by approximately 8% compared to the same period of 2023. This was the result of the increased average number of vessels owned and operated in the fourth quarter of 2024, compared to the corresponding period of 2023. The Company operated on an average of 23.0 vessels, versus 19.0 vessels during the same period last year. Net revenues amounted to $53.3 million for the fourth quarter of 2024 compared to $49.1 million for the fourth quarter of 2023.

“Total daily vessel operating expenses, including management fees, general and administrative expenses, but excluding drydocking costs, were slightly lower, a decrease of approximately 2.6%, during the fourth quarter of 2024 compared to the same quarter of last year.

“Adjusted EBITDA1 during the fourth quarter of 2024 was $32.8 million compared to $32.4 million achieved in the fourth quarter of last year, reaching $135.8 million versus $123.6 million in the respective twelve-month periods of 2024 and 2023.

“As of December 31, 2024, our outstanding bank debt (excluding the unamortized loan fees) was $207.3 million, versus restricted and unrestricted cash of approximately $80.7 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $37.3 million (excluding the unamortized loan fees).”

Fourth Quarter 2024 Results:

 For the fourth quarter of 2024, the Company reported total net revenues of $53.3 million representing a 8.7% increase over total net revenues of $49.1 million during the fourth quarter of 2023, which was mainly the result of the increased average number of vessels operating in the fourth quarter of 2024 compared to the corresponding period of 2023, partly offset by the lower time charter rates earned in the fourth quarter of 2024. The Company reported a net income for the period of $24.4 million, as compared to a net income of $24.7 million for the fourth quarter of 2023. On average, 23.0 vessels were owned and operated during the fourth quarter of 2024 earning an average time charter equivalent rate of $26,479 per day compared to 19.0 vessels in the same period of 2023 earning on average $29,266 per day.

For the fourth quarter of 2024, voyage expenses amounted to $0.4 million as compared to voyage expenses of $0.3 million for the same period of 2023. Voyage expenses for both periods related to expenses for repositioning vessels between time charter contracts and owners expenses at certain ports. The increased amount of 2024 is mainly attributable to the higher number of vessels owned and operated in the last three months of 2024 compared to the same period of 2023.

Vessel operating expenses for the same period of 2024 amounted to $12.4 million as compared to $10.8 million for the same period of 2023. The increased amount is mainly due to the higher number of vessels owned and operated in the last three months of 2024 compared to the same period of 2023 partly offset by the lower daily vessel operating expenses, mainly attributable to the significantly lower daily operating costs of the seven new building vessels delivered to the Company gradually within the past twenty months.

Vessel depreciation for the fourth quarter of 2024 increased to $7.4 million from $6.0 million in the fourth quarter of 2023, as a result of the increased number of vessels in the Company’s fleet and the fact that the new-building vessels delivered in 2024, have a higher average daily depreciation charge as a result of their higher acquisition price compared to the remaining vessels.

Related party management fees for the three months ended December 31, 2024 were $1.8 million compared to $1.5 million for the same period of 2023, as a result of the higher number of vessels in our fleet and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2024, increasing it from 775 Euros to 810 Euros.

Drydocking expenses amounted to $2.5 million during the fourth quarter of 2024 comprising the cost of one vessel passing its special survey with drydock and another one passing its intermediate survey in water. For the same period of 2023 drydocking expenses amounted to $2.3 million comprising the cost of one vessel passing its special survey with drydock, another one passing its intermediate survey in water and a vessel entering into drydocking for its special survey that was completed in January 2024.

General and administrative expenses increased to $2.2 million in the fourth quarter of 2024, as compared to $1.6 million in the fourth quarter of 2023, due to increased professional fees and increased cost for our stock incentive plan.

In the fourth quarter of 2023, we had other operating income of $1.1 million relating to loss of hire insurance for one of our vessels. No such case existed in the fourth quarter of 2024.

Interest and other financing costs for the fourth quarter of 2024 amounted to $4.1 million, of which $0.6 million interest costs were capitalized in relation to our newbuilding program, compared to $2.8 million, of which $0.3 million interest costs were capitalized in relation to our newbuilding program for the same period of 2023. This increase is mainly due to the increased amount of debt of our bank loans in the current period compared to the same period of 2023.

For the three months ended December 31, 2024 the Company recognized a $0.5 million gain on its interest rate swap contract, comprising a $0.4 million unrealized gain from the mark-to-market valuation of our outstanding interest rate swap and a $0.1 million of realized gain. For the three months ended December 31, 2023 the Company recognized a $1.0 million loss on its interest rate swap contract, comprising a $1.1 million unrealized loss from the mark-to-market valuation of our outstanding interest rate swaps and a $0.1 million of realized gain.

Adjusted EBITDA1 for the fourth quarter of 2024 increased to $32.8 million compared to $32.4 million for the corresponding period in 2023.

Basic and diluted earnings per share for the fourth quarter of 2024 were $3.51 and $3.49 calculated on 6,952,001 and 6,989,333 basic and diluted weighted average number of shares outstanding, respectively, compared to basic and diluted earnings per share of $3.58 and $3.56, respectively, for the fourth quarter of 2023, calculated on 6,908,581 basic and 6,943,912 diluted weighted average number of shares outstanding.

The adjusted earnings for the quarter ended December 31, 2024 would have been $3.35 and $3.33 per share basic and diluted, respectively, compared to adjusted earnings of $3.62 and $3.61 per share basic and diluted, respectively, for the quarter ended December 31, 2023. Usually, security analysts include Adjusted Net Income in their determination of published estimates of earnings per share.

Full Year 2024 Results:

For the full year of 2024, the Company reported total net revenues of $212.9 million, representing a 12.4% increase, over total net revenues of $189.4 million during the twelve months of 2023, mainly as a result of the increased number of vessels owned and operated in the twelve months of 2024 compared to the corresponding period of 2023, partly offset by the lower average time charter equivalent rates earned in 2024. The Company reported a net income for the year of $112.8 million, as compared to a net income of $114.5 million for the twelve months of 2023. On average, 21.73 vessels were owned and operated during the twelve months of 2024 earning an average time charter equivalent rate of $28,054 per day compared to 18.25 vessels in the same period of 2023 earning on average $29,714 per day.

For the twelve months of 2024, voyage expenses amounted to $2.0 million, as compared to voyage expenses of $1.3 million in the same period of 2023. Voyage expenses for the twelve months of 2024 mainly related to expenses incurred by one of our vessels while employed under a voyage charter, vessels repositioning between charters and owners’ expenses at certain ports, while for the corresponding period in 2023 related to expenses for vessels repositioning between charters and owners expenses at certain ports. The increased amount of 2024 is mainly attributable due to the higher number of vessels owned and operated within the year compared to the same period of 2023.

Vessel operating expenses for the twelve months of 2024 amounted to $46.7 million as compared to $42.0 million for the same period of 2023. This increase in vessel operating expenses is due to the higher average number of vessels operated by the Company in the twelve months of 2024 as compared to the same period of 2023, partly offset by the lower daily vessel operating expenses, mainly attributable to the significantly lower daily operating costs of the seven new building vessels delivered to the Company gradually within the past twenty months.

Vessel depreciation for the twelve months of 2024 was $26.4 million compared to $22.8 million during the same period of 2023, due to the increased average number of vessels operating in 2024 as compared to the same period of 2023 and the fact that the new-building vessels delivered in 2024, have a higher average daily depreciation charge as a result of their higher acquisition price compared to the remaining vessels.

For the twelve months of 2023, the Company recorded an impairment charge of $13.8 million. The impairment was booked to reduce the carrying amount of a containership (M/V “Jonathan P”) to its estimated market value, since based on the Company’s impairment test results as of September 30, 2023 it was determined that its carrying amount was not recoverable.

Related party management fees for the twelve months of 2024 were $7.1 million compared to $5.7 million for the same period of 2023 as a result of the higher number of vessels in our fleet and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2024, increasing it from 775 Euros to 810 Euros.

General and administrative expenses amounted to $5.9 million during the twelve months of 2024 as compared to $4.7 million in the last year. This increase is mainly attributable to the increased cost of our stock incentive plan and increased professional fees during 2024.

Drydocking expenses amounted to $10.5 million (five vessels passed their special survey with drydock, three vessels passed their intermediate survey in water), compared to $3.4 million (two vessels passed their special survey with drydock, one vessel passed its intermediate survey in water and another one entered into drydock for its special survey, that was completed within January 2024).

In the twelve months of 2023, a gain on time charter agreements termination of $16.0 million was recognized in connection with the write-off of the outstanding balance of the attached time charter liability recognized as part of the acquisitions of two of our vessels in 2022, which was fully amortized in August 2023 due to the early termination of the respective attached time charter agreements. No such case existed in 2024.

The results of the Company for 2024 include a $5.7 million gain on sale of M/V “EM Astoria” that was completed in June 2024. The results of the Company for 2023 include a $5.2 million gain on sale of M/V “Akinada Bridge” that was completed in January 2023.

Finally, during the twelve months of 2023, we had other operating income of $2.7 million. The operating income for the year 2023 relates to loss of hire insurance payments received for two of our vessels. No such case existed in 2024.

Total interest and other financing costs for the twelve months of 2024 amount to $14.8 million, of which $4.2 million interest costs were capitalized in relation to our newbuilding program, compared to $9.8 million, of which $3.4 million interest costs were capitalized in relation to our newbuilding program for the same period of 2023. This increase is mainly due to the increased amount of debt in the current period compared to the same period of 2023.

For the twelve months ended December 31, 2024 the Company recognized a $1.0 million gain on its interest rate swap contracts, comprising a $0.6 million unrealized gain from the mark-to-market valuation of its outstanding interest rate swap and a $0.4 million realized gain. For the twelve months ended December 31, 2023 the Company recognized a $0.2 million gain on its interest rate swap contracts, comprising a $4.0 million unrealized loss from the mark-to-market valuation of its outstanding interest rate swap and a $4.2 million realized gain on three interest rate swaps, two of which were terminated early in the second quarter of 2023.

Adjusted EBITDA1 for the twelve months of 2024 increased to $135.8 million compared to $123.6 million during the twelve months of 2023, primarily as a result of higher revenues.

Basic and diluted earnings per share for the twelve months of 2024 were $16.25 and $16.20, calculated on 6,938,204 and 6,961,266 basic and diluted weighted average number of shares outstanding, respectively, compared to basic and diluted earnings per share of $16.53 and $16.52 for the twelve months of 2023, respectively, calculated on 6,931,280 basic and 6,936,060 diluted weighted average number of shares outstanding.

The adjusted earnings per share for the year ended December 31, 2024 would have been $14.92 and $14.87 basic and diluted, respectively, compared to adjusted earnings of $14.99 and $14.98 per share basic and diluted, respectively, for the year ended December 31, 2023. As mentioned above, security analysts include Adjusted Net Income in their determination of published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile as of February 27, 2025 is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
MARCOS V(*)	Intermediate	72,968	6,350	2005	TC until Aug-25	$15,000
SYNERGY BUSAN (*)	Intermediate	50,726	4,253	2009	TC until Dec-27	$35,500
SYNERGY ANTWERP (*)	Intermediate	50,726	4,253	2008	TC until Mar-25	$26,500
SYNERGY OAKLAND (*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG (*)	Intermediate	50,969	4,253	2009	TC until Apr-25 TC until Apr-28	$23,000 $35,500
EMMANUEL P(*)	Intermediate	50,796	4,250	2005	TC until Apr-25	$21,000
RENA P(*)	Intermediate	50,796	4,250	2007	TC until Apr-25	$21,000
EM KEA (*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS (*)	Feeder	37,237	2,800	2023	TC until Apr-26	$48,000
TERATAKI(*)	Feeder	37,237	2,800	2023	TC until Jul-26	$48,000
TENDER SOUL (*)	Feeder	37,237	2,800	2024	TC until Oct-27	$32,000
LEONIDAS Z (*)	Feeder	37,237	2,800	2024	TC until Mar-26	$20,000
DEAR PANEL (*)	Feeder	37,237	2,800	2025	TC until Nov-27	$32,000
SYMEON P (*)	Feeder	37,237	2,800	2025	TC until Nov-27	$32,000
EVRIDIKI G (*)	Feeder	34,677	2,556	2001	TC until Apr-26	$29,500
EM CORFU (*)	Feeder	34,654	2,556	2001	TC until Aug-26	$28,000
PEPI STAR (*)	Feeder	22,262	1,800	2024	TC until Jun-26	$24,250
MONICA (*)	Feeder	22,262	1,800	2024	TC until May-25	$16,000
STEPHANIA K (*)	Feeder	22,262	1,800	2024	TC until May-26	$22,000
EM SPETSES (*)	Feeder	23,224	1,740	2007	TC until Feb-26	$18,100
JONATHAN P (*)	Feeder	23,351	1,740	2006	TC until Sep-25	$20,000
EM HYDRA (*)	Feeder	23,351	1,740	2005	TC until Mar-25	$13,000
JOANNA(**)(***)	Feeder	22,301	1,732	1999	TC until Mar-26, then until Sep-26, then until Nov-26	$19,000 $9,500 $16,500
AEGEAN EXPRESS(***)	Feeder	18,581	1,439	1997	TC until Oct-25	$16,700
Total Container Carriers	24	890,280	70,665

Vessels under construction	Type	Dwt	TEU	To be delivered
ELENA (H1711)	Intermediate	55,200	4,300	Q4 2027
NIKITAS G (H1712)	Intermediate	55,200	4,300	Q4 2027
Total under construction	2	110,400	8,600

Notes:

(*) TC denotes time charter. Charter duration indicates the earliest redelivery date; all dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**) Period to Nov-2026 is at the option of the charterer.

(***) The vessel is expected to be spun off on March 17.

Summary Fleet Data:

	Three Months, Ended December 31, 2023	Three Months, Ended December 31, 2024	Twelve Months, Ended December 31, 2023	Twelve Months, Ended December 31, 2024
FLEET DATA
Average number of vessels (1)	19.00	23.00	18.25	21.73
Calendar days for fleet (2)	1,748.0	2,116.0	6,663.0	7,932.0
Scheduled off-hire days incl. laid-up (3)	25.9	47.8	25.9	158.0
Available days for fleet (4) = (2) - (3)	1,722.1	2,068.2	6,637.1	7,774.0
Commercial off-hire days (5)	-	-	28.9	3.7
Operational off-hire days (6)	1.7	8.5	62.7	20.6
Voyage days for fleet (7) = (4) - (5) - (6)	1,720.4	2,059.7	6,545.5	7,749.7
Fleet utilization (8) = (7) / (4)	99.9%	99.6%	98.6%	99.7%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	99.6%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.9%	99.6%	99.1%	99.7%

AVERAGE DAILY RESULTS (usd/day)
Time charter equivalent rate (11)	29,266	26,479	29,714	28,054
Vessel operating expenses excl. drydocking expenses (12)	7,037	6,693	7,163	6,777
General and administrative expenses (13)	895	1,035	712	749
Total vessel operating expenses (14)	7,932	7,728	7,875	7,526
Drydocking expenses (15)	1,287	1,175	506	1,329

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up, vessels committed for sale or vessels that suffered unrepaired damages, are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or vessels that were committed for sale or suffered unrepaired damages.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days as defined above. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue, if any, net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter or are paid by the Company under a voyage charter contract. TCE, which is a non-GAAP measure, provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) We calculate daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expenses are calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. We compute TVOE as the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses is calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, Thursday, February 27, 2025 at 8:00 a.m. Eastern Standard Time, the Company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Euroseas” to the operator and/or conference ID 13751954. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio webcast - Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website http://www.euroseas.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation for the fourth quarter ended December 31, 2024, will also be available in PDF format minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended December 31,	Three Months Ended December 31,	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2023	2024	2023	2024

Revenues
Time charter revenue	50,692,045	54,953,643	195,779,495	218,912,526
Voyage charter revenue	-	-	-	473,055
Commissions	(1,633,099)	(1,645,451)	(6,422,112)	(6,488,268)
Net revenues	49,058,946	53,308,192	189,357,383	212,897,313

Operating expenses/ (income)
Voyage expenses	341,493	414,291	1,284,375	1,975,569
Vessel operating expenses	10,825,041	12,377,834	42,004,155	46,685,920
Drydocking expenses	2,250,067	2,486,081	3,373,648	10,537,928
Vessel depreciation	5,989,096	7,425,708	22,835,469	26,367,517
Related party management fees	1,475,730	1,783,948	5,720,831	7,067,408
Gain on sale of vessel	-	(1,859)	(5,158,370)	(5,692,653)
Impairment loss	-	-	13,832,716	-
General and administrative expenses	1,563,696	2,190,316	4,744,907	5,938,870
Other operating income	(1,081,282)	-	(2,727,114)	-
Gain on time charter agreements termination	-	-	(15,984,253)	-
Total operating expenses, net	21,363,841	26,676,319	69,926,364	92,880,559

Operating income	27,695,105	26,631,873	119,431,019	120,016,754

Other (expenses)/ income
Interest and other financing costs	(2,513,394)	(3,510,739)	(6,431,007)	(10,620,703)
(Loss) / gain on derivatives, net	(954,353)	457,916	178,128	1,001,754
Foreign exchange (loss) / gain	(1,462)	30,178	(33,634)	18,633
Interest income	498,657	782,588	1,404,773	2,359,240
Other expenses, net	(2,970,552)	(2,240,057)	(4,881,740)	(7,241,076)
Net income	24,724,553	24,391,816	114,549,279	112,775,678
Weighted average number of shares outstanding, basic	6,908,581	6,952,001	6,931,280	6,938,204
Earnings per share, basic	3.58	3.51	16.53	16.25
Weighted average number of shares outstanding, diluted	6,943,912	6,989,333	6,936,060	6,961,266
Earnings per share, diluted	3.56	3.49	16.52	16.20

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

December 31, 2023		December 31, 2024
ASSETS
Current Assets:
Cash and cash equivalents	58,613,304	73,739,504
Trade accounts receivable, net	2,037,940	4,551,077
Other receivables	2,276,116	775,793
Inventories	2,538,342	3,191,140
Restricted cash	2,994	926,823
Prepaid expenses	502,833	1,338,031
Derivative	-	184,392
Total current assets	65,971,529	84,706,760

Fixed assets:
Advances for vessels under construction	85,375,650	56,924,663
Vessels, net	267,626,155	443,386,898
Long-term assets:
Derivative	-	200,636
Restricted cash	5,700,000	6,000,000
Total assets	424,673,334	591,218,957

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Long-term bank loans, current portion	30,839,541	36,930,532
Trade accounts payable	5,746,510	5,735,830
Accrued expenses	1,865,615	4,482,282
Accrued dividends	105,250	121,030
Derivative	56,042	-
Deferred revenue	11,275,911	8,237,629
Due to related company	1,298,941	1,662,306
Total current liabilities	51,187,810	57,169,609
Long-term liabilities:
Long-term bank loans, net of current portion	99,161,871	168,473,386
Derivative	168,138	-
Fair value of below market time charters acquired	7,580,306	2,626,130
Total long-term liabilities	106,910,315	171,099,516
Total liabilities	158,098,125	228,269,125
Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 7,014,331 and 7,047,537 issued and outstanding, respectively)	210,430	211,468
Additional paid-in capital	258,434,237	258,887,382
Retained earnings	7,930,542	103,850,982
Total shareholders’ equity	266,575,209	362,949,832
Total liabilities and shareholders' equity	424,673,334	590,218,957

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Twelve Months Ended December 31,	Twelve Months Ended December 31,
	2023	2024

Cash flows from operating activities:
Net income	114,549,279	112,775,678
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	22,835,469	26,367,517
Impairment loss	13,832,716	-
Amortization and write off of deferred charges	475,511	538,789
Share-based compensation	1,083,414	1,519,933
Gain on sale of vessel	(5,158,370)	(5,692,653)
Amortization of fair value of below market time charters acquired	(11,368,879)	(4,954,176)
Gain on time charter agreements termination	(15,984,253)	-
Unrealized loss / (gain) on derivatives	4,036,107	(609,209)
Changes in operating assets and liabilities	5,706,131	(1,779,989)
Net cash provided by operating activities	130,007,125	128,165,890

Cash flows from investing activities:
Cash paid for vessels under construction	(111,475,509)	(173,719,072)
Cash paid for vessel acquisitions and vessel improvements	(817,740)	(5,201,697)
Net proceeds from sale of a vessel	10,100,598	10,146,400
Net cash used in investing activities	(102,192,651)	(168,774,369)

Cash flows from financing activities:
Cash paid for share repurchase	(3,145,435)	(1,065,750)
Dividends paid	(13,982,351)	(16,839,457)
Loan arrangement fees paid	(731,000)	(1,398,700)
Offering expenses paid	(102,896)	-
Proceeds from long-term bank loans	92,000,000	114,400,000
Repayment of long-term bank loans	(68,975,000)	(38,137,585)
Net cash provided by financing activities	5,063,318	56,958,508

Net increase in cash, cash equivalents and restricted cash	32,877,792	16,350,029
Cash, cash equivalents and restricted cash at beginning of year	31,438,506	64,316,298
Cash, cash equivalents and restricted cash at end of year	64,316,298	80,666,327

         Cash breakdown

Cash and cash equivalents	58,613,304	73,739,504
Restricted cash, current	2,994	926,823
Restricted cash, long term	5,700,000	6,000,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	64,316,298	80,666,327

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to Net Income

(All amounts expressed in U.S. Dollars)

	Three Months Ended December 31, 2023	Three Months Ended December 31, 2024	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2024
Net income	24,724,553	24,391,816	114,549,279	112,775,678
Interest and other financing costs, net (incl. interest income)	2,014,737	2,728,151	5,026,234	8,261,463
Vessel depreciation	5,989,096	7,425,708	22,835,469	26,367,517
Impairment loss	-	-	13,832,716	-
Gain on sale of vessel	-	(1,859)	(5,158,370)	(5,692,653)
Gain on time charter agreements termination	-	-	(15,984,253)	-
Amortization of fair value of below market time charters acquired	(1,245,312)	(1,245,312)	(11,368,879)	(4,954,176)
Loss / (gain) / on interest rate swap derivatives, net	954,353	(457,916)	(178,128)	(1,001,754)
Adjusted EBITDA	32,437,427	32,840,588	123,554,068	135,756,075

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income before interest and other financing costs, income taxes, depreciation, impairment loss, loss / (gain) on interest rate swap derivatives, net, gain on sale of vessel, gain on time charter agreements termination and amortization of fair value of below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of financial costs, (gain) / loss on interest rate swaps, gain on sale of vessel, gain on time charter agreements termination, depreciation, impairment loss and amortization of below market time charters acquired. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in shipping or other industries.

Euroseas Ltd.

Reconciliation of Adjusted net income to Net income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended December 31, 2023	Three Months Ended December 31, 2024	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2024
Net income	24,724,553	24,391,816	114,549,279	112,775,678
Unrealized loss / (gain) on derivatives	1,049,604	(361,342)	4,036,107	(609,209)
Impairment loss	-	-	13,832,716	-
Gain on sale of vessel	-	(1,859)	(5,158,370)	(5,692,653)
Gain on time charter agreements termination	-	-	(15,984,253)	-
Amortization of fair value of below market time charters acquired	(1,245,312)	(1,245,312)	(11,368,879)	(4,954,176)
Vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters	505,804	505,804	4,004,558	2,005,732
Adjusted net income	25,034,649	23,289,107	103,911,158	103,525,372
Adjusted earnings per share, basic	3.62	3.35	14.99	14.92
Weighted average number of shares outstanding, basic	6,908,581	6,952,001	6,931,280	6,938,204
Adjusted earnings per share, diluted	3.61	3.33	14.98	14.87
Weighted average number of shares outstanding, diluted	6,943,912	6,989,333	6,936,060	6,961,266

Adjusted net income and Adjusted earnings per share Reconciliation:

Euroseas Ltd. considers Adjusted net income to represent net income before unrealized (gain) / loss on derivatives, gain on sale of vessel, gain on time charter agreements termination, amortization of below market time charters acquired, impairment loss and vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters. Adjusted net income and Adjusted earnings per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of the aforementioned items, which may significantly affect results of operations between periods.

Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries. Adjusted net income and Adjusted earnings per share are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 24 vessels, including 17 Feeder containerships and 7 Intermediate containerships. Euroseas 24 containerships have a cargo capacity of 70,665 teu. After the delivery of two intermediate containership newbuildings in 2027, Euroseas’ fleet will consist of 26 vessels with a total carrying capacity of 79,265 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com